EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors

El Paso Electric Company:

We consent to the incorporation by reference in the registration statements (Nos. 333-17971 and 333-82129) on Form S-8 of El Paso Electric Company of our report dated March 10, 2004, except as to Note P, which is as of November 8, 2004, relating to the consolidated balance sheets of El Paso Electric Company and subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of operations, comprehensive operations, changes in common stock equity, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K/A of El Paso Electric Company. Our report refers to a change in the Company’s method of accounting for asset retirement obligations in 2003. Our report also refers to the Company restating its financial statements.

KPMG LLP

El Paso, Texas

November 17, 2004

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